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News Release
For immediate release

Bell Canada Renews $3 Billion Shelf Prospectus

MONTRÉAL, Québec, June 13, 2007 - Bell Canada today announced the filing, with the various securities authorities in all the provinces of Canada, of a short form base shelf prospectus dated June 13, 2007.

This filing was made to renew Bell Canada’s current short form base shelf prospectus and will enable Bell Canada to offer up to $3 billion of debt securities from time to time over a 25-month period. Any issue of debt securities under the shelf prospectus will require the filing of a prospectus supplement.

Consistent with past practice, the shelf prospectus was renewed so as to continue to provide Bell Canada with financial flexibility and efficient access to Canadian capital markets.

About Bell

Bell is Canada’s largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Communications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

For inquiries, please contact:

Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca